Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces Closing of Public Offering of 2,760,000
American Depositary Shares

CAESAREA, Israel – November 4, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), (the “Company”) the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today the closing of its previously announced public offering of 2,760,000 American Depositary Shares (“ADSs”), including ADSs issued pursuant to the underwriters option to purchase additional shares, at a price of $17.00 per ADS, bringing total gross proceeds from the offering to $46,920,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

Barclays Capital Inc. has acted as sole book-running manager with Ladenburg Thalmann & Co. Inc., JMP Securities LLC and First Analysis Securities Corporation having acted as co-managers for the offering.

A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering was made only by means of a prospectus, copies of which may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, New York 11717, or by email at barclaysprospectus@broadridge.com, or by calling (888) 603-5847.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021